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                                                                     EXHIBIT "C"



                                       CONTACT:   Eugene Melnyk
                                                  Chairman of the Board
                                                  Kenneth Howling
                                                  Chief Financial Officer
                                                  (416) 285-6000


FOR IMMEDIATE RELEASE:


                 * BIOVAIL ANNOUNCES STOCK-REPURCHASE PROGRAM*


TORONTO, Canada, August 17, 1998 - Biovail Corporation International (NYSE,TSE:BVF) today announced that its Board of Directors has authorized the Company to implement a Stock-Repurchase Program pursuant to which the Company will repurchase up to 5% of its issued and outstanding common stock, depending upon market conditions and other factors. The common stock will be purchased through open market transactions on the New York Stock Exchange in accordance with applicable rules and regulations. Biovail has approximately 26.9 million common shares outstanding. The Company's Officers and Directors will be restricted from selling common stock of the Company during the Period.

Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.